Mail Stop 4561

April 27, 2010

Denis A. Krusos
Chief Executive Officer
Copytele, Inc.
900 Walt Whitman Road
Melville, New York 11747

> **Re:** **Copytele, Inc.**
> **Form 10-K/A for the Fiscal Year Ended October 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-11254**

Dear Mr. Krusos:

We have reviewed your response letter dated April 12, 2010. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. References to prior comments in this letter relate to comments in our letter dated March 31, 2010.

General

1. We note your response to our prior comment 1. Please delete North Korea from the proposed disclosure to describe the U.S. economic sanctions and export control regulations that affect your business. Currently, the four countries designated by the State Department as state sponsors of terrorism are Cuba, Iran, Sudan, and Syria.

Form 10-K/A for Fiscal Year Ended October 31, 2009

Part I

Item 1. Business, page 4

2. Your proposed disclosure in response to prior comment 2 continues to refer to modified payments to your agreement with Videocon, without clarifying why or how those modifications occurred. Please expand your disclosure to discuss how

and why these payments were modified to be "more closely aligned with progress being made." Clarify Copytele's limited performance requirements under the agreement and explain in greater detail the technical support that has and will be provided to Videocon's technical team. Given that the license fees account for a significant portion of your revenues and that future modifications of the timing of the payments and delays in the payments beyond the 27 month period could materially impact your results of operations, please ensure that you describe the provisions of the license agreement that allow for modifications or adjustments to the payments. Further, you state that Videocon did not become a related party until it purchased the equity interest in November 2007. Please note that Item 404(a) of Regulation S-K requires disclosure of any transaction since the beginning of the last fiscal year in which a person identified in Item 404(a) of Regulation S-K was or is to be a participant and the amount involved exceeds $120,000, irrespective of when the contract was originally formed.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

3. We note that you have received several modified payment amounts under the license agreement with Videocon, yet your disclosure does not describe how or why each of those modifications was made. As requested above, please expand your disclosure accordingly. Although the $11 million total amount due under the license agreement has not changed, it is unclear from your disclosure when and how the remainder of this obligation will be paid. Specifically, tell us the dollar amount of license fees expected to be received in the twelve months from the filing date of the Form 10-K and also, what consideration you have given to adding more specific disclosure as to the uncertainty of receipt of the future license payments.

Part III

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

4. Your response to prior comment 6 indicates that you have relied upon the information provided in Schedule 13G filed by Mars Overseas Limited; however, Instruction C to Schedule 13G requires disclosure pertaining to each executive officer and director of a corporation if a corporation is the reporting entity. There are similar disclosure requirements if the reporting entity is either a general or limited partnership. As such, the Schedule 13G should include the required

disclosure. Accordingly, we do not believe the prior comment has been satisfactorily resolved and we will contact you to discuss this matter further.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile to: (212) 208-4451
        Michael D. Schwamm, Esq.
        Duane Morris, LLP